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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           ---------------------------
                                 Schedule 14D-1

                        (Amendment No. 2/Final Amendment)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     Of the Securities Exchange Act of 1934

                                       and

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                           ---------------------------
                          AMERICAN MEDSERVE CORPORATION
                            (Name of Subject Company)

                           ---------------------------
                           OMNICARE ACQUISITION CORP.
                          a wholly owned subsidiary of

                                 OMNICARE, INC.
                                    (Bidders)
                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                           ---------------------------

                                    027448109
                      (CUSIP Number of Class of Securities)

                                Joel F. Gemunder
                                    President
                                 Omnicare, Inc.
                          50 East RiverCenter Boulevard
                            Covington, Kentucky 41011
                                 (606) 291-6800

          (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                 WITH COPIES TO:

                                Morton A. Pierce
                                Dewey Ballantine
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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CUSIP No. 027448109                                  Page _____ of _____ Pages
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         1  NAME OF REPORTING PERSON:  OMNICARE ACQUISITION CORP.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 31-1554409

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         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]

                                                                      (b) [ ]

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         3  SEC USE ONLY

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         4  SOURCES OF FUNDS

                        AF

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         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(e) OR 2(f)                                [ ]
----------- --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware

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         7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     11,868,156 (including 129,481 Shares tendered by means of guaranteed delivery)

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         8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
            CERTAIN SHARES                                                [ ]
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         9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     97.1%

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        10  TYPE OF REPORTING PERSON

                           CO

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-------------------------------------------------------------------------------
CUSIP No. 027448109                                 Page _____ of _____ Pages
-------------------------------------------------------------------------------

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         1  NAME OF REPORTING PERSON:  OMNICARE, INC.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 31-1001351

----------- --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) [ ]
                                                               (b) [ ]

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         3  SEC USE ONLY

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         4  SOURCES OF FUNDS

                     WC/BK

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         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]
--------------------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware

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         7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     11,868,156 (including 129,481 Shares tendered by means of guaranteed delivery)

--------------------------------------------------------------------------------
         8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
            CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
         9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     97.1%

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        10  TYPE OF REPORTING PERSON

                     CO

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         Omnicare Acquisition Corp., a Delaware corporation (the "Purchaser")
and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Parent"), and Parent hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of American Medserve Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in paragraphs (a) and (b) of Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

           The Offer expired at 12:00 midnight, New York City time, on September 11, 1997. According to a preliminary count by the Depositary, there were validly tendered 11,868,156 Shares (including 129,481 Shares subject to guarantees of delivery). The Shares so tendered represent approximately 97.1 percent of the outstanding Shares. The Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.

ITEM 10. ADDITIONAL INFORMATION

         Pursuant to the Merger Agreement, the Purchaser intends to effect the Merger in which each remaining Share will be converted into the right to receive $18.00 in cash, without interest thereon.

         A press release issued by Parent is filed as Exhibit (a) (10) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(10)  Form of press release issued by Parent on September 12, 1997.

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                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 1997

                                                    OMNICARE ACQUISITION CORP.

                                                     By: /s/ Joel F. Gemunder
                                                        -----------------------
                                                           Joel F. Gemunder
                                                           President

                                                    OMNICARE, INC.

                                                     By: /s/ Joel F. Gemunder
                                                        ------------------------
                                                           Joel F. Gemunder
                                                           President

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                                  Exhibit Index

Exhibit                                   Description
-------                                   -----------

(a)(10) Form of press release issued by Parent on September 12, 1997